UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Otelco Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

688823301
(CUSIP Number)

May 28, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 688823301	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS LEG Partners Debenture SBIC, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 226,666
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 226,666
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,666
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%[1]
12		TYPE OF REPORTING PERSON PN

________________________

1 The percentages used in this Schedule 13G are calculated based upon the shares issued and outstanding as of May 24, 2013 as reported on the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 24, 2013.

CUSIP No. 688823301	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Golub Debenture GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 226,666
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 226,666
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,666
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 688823301	13G	Page 4 of 9 Pages

Item 1.	(a)	Name of Issuer: Otelco Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

505 Third Avenue East Oneonta, AL 35121

Item 2.	(a)	Name of Persons Filing: LEG Partners Debenture SBIC, L.P. Golub Debenture GP, LLC

	(b)	Address of Principal Business Office:

(i) LEG Partners Debenture SBIC, L.P. 150 South Wacker Drive Chicago, IL 60606
(ii) Golub Debenture GP, LLC 150 South Wacker Drive Chicago, IL 60606

	(c)	Citizenship:

LEG Partners Debenture SBIC, L.P. is a Delaware limited partnership. Golub Debenture GP, LLC is a Delaware limited liability company.

	(d)	Title of Class of Securities: Class A Common Stock, $0.01 par value per share (the “Common Stock”)

	(e)	CUSIP Number: 688823301

CUSIP No. 688823301	13G	Page 5 of 9 Pages

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).
	(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 688823301	13G	Page 6 of 9 Pages

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:
		(i)	LEG Partners Debenture SBIC, L.P.: 226,666
		(ii)	Golub Debenture GP, LLC: 226,666

	(b)	Percent of Class:

		(i)	LEG Partners Debenture SBIC, L.P.: 7.9%
		(ii)	Golub Debenture GP, LLC: 7.9%

	(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote:
		(i)	LEG Partners Debenture SBIC, L.P.: 0
		(ii)	Golub Debenture GP, LLC: 0

	(ii)	shared power to vote or direct the vote:
		(i)	LEG Partners Debenture SBIC, L.P.: 226,666
		(ii)	Golub Debenture GP, LLC: 226,666

	(iii)	sole power to dispose or direct the disposition of:

		(i)	LEG Partners Debenture SBIC, L.P. : 0
		(ii)	Golub Debenture GP, LLC: 0

	(iv)	shared power to dispose or to direct the disposition of:
		(i)	LEG Partners Debenture SBIC, L.P.: 226,666
		(ii)	Golub Debenture GP, LLC: 226,666

LEG Partners Debenture SBIC, L.P. (“LEG Partners”) is the record owner of 226,666 shares of Common Stock. Golub Debenture GP, LLC does not directly own any shares of Common Stock, but by virtue of its positions as the general partner and investment adviser of LEG Partners, Golub Debenture GP, LLC has voting and investment control over and may be deemed to beneficially own the shares of Common Stock held by LEG Partners.

CUSIP No. 688823301	13G	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 688823301	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2013

LEG PARTNERS DEBENTURE SBIC, L.P

By: Golub Debenture GP, LLC, its General Partner

By: /s/ Gregory W. Cashman

Name: Gregory W. Cashman

Title: Vice President

GOLUB DEBENTURE GP, LLC

By: /s/ Gregory W. Cashman

Name: Gregory W. Cashman

Title: Vice President

CUSIP No. 688823301	13G	Page 9 of 9 Pages

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Date: June 5, 2013

LEG PARTNERS DEBENTURE SBIC, L.P

By: Golub Debenture GP, LLC, its General Partner

By: /s/ Gregory W. Cashman

Name: Gregory W. Cashman

Title: Vice President

GOLUB DEBENTURE GP, LLC

By: /s/ Gregory W. Cashman

Name: Gregory W. Cashman

Title: Vice President